Nomad Foods Reports Fourth Quarter and Full Year 2022 Financial Results

Full year Adjusted EPS of €1.68

Completes 6th consecutive year of record annual reported revenue, Adjusted EBITDA and Adjusted EPS

2023 Adjusted EPS guidance range of €1.50 to €1.55
FELTHAM, England - February 23, 2023 - Nomad Foods Limited (NYSE: NOMD) (the "Company" or "Nomad Foods"), today reported financial results for the three and twelve-month periods ended December 31, 2022.
Key operating highlights and financial performance for the fourth quarter 2022, when compared to the fourth quarter 2021, include:

•Reported revenue increased 6.6% to €750 million
•Organic revenue increase of 7.7%
•Reported Profit for the period of €37 million
•Adjusted EBITDA up slightly to €113 million
•Adjusted EPS of €0.33
Key operating highlights and financial performance for the full year 2022, when compared to the full year 2021, include:

•Reported revenue increased 12.8% to €2,940 million
•Organic revenue increase of 1.8%
•Reported Profit for the period of €250 million
•Adjusted EBITDA increased 8% to €524 million
•Adjusted EPS of €1.68
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are pleased to report that 2022 was another year of record revenue, Adjusted EBITDA and Adjusted EPS for Nomad Foods, again proving the resilience of our operating model in a challenging macro environment. Our organic sales returned to growth, we expanded Adjusted EBITDA and Adjusted EPS by 8%, and we extended our debt maturities at competitive rates. Most importantly, we adjusted our business model in response to extraordinary changes in the market, especially in raw material sourcing and portfolio pricing. Looking ahead to 2023, the frozen food category remains great value for consumers, and we have exciting plans in place to deliver strong operational results to build value for our shareholders.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Our 2022 results mark another record financial performance for Nomad Foods. We delivered Adjusted EPS at the top-end of our guidance range, grew organic sales against a challenging consumer backdrop, finished the successful integration of Fortenova's frozen food business, and opportunistically accessed the capital markets to extend our debt maturities until mid-2028 and 2029. We enter 2023 with sales momentum, strong underlying cash generation, and financial flexibility providing the opportunity to prudently deploy capital to create value for shareholders. In addition to our ability to return capital to shareholders, we believe we have the right operational and financial plans in place to drive sustainable growth to compound value into the future.”
Fourth Quarter of 2022 results compared to the Fourth Quarter of 2021
•Revenue increased 6.6% to €750 million. Organic revenue increase of 7.7% was driven by a 8.1% decline in volume/mix and a 15.8% increase in price.
•Adjusted gross profit increased 3% to €193 million. Adjusted Gross margin decreased 80 basis points to 25.7% driven by higher raw material costs driven by inflation, partially offset by higher pricing.
•Adjusted operating expenses increased 9% to €103 million, primarily reflecting a number of one-off costs in the quarter including a €4.5 million Cost of Living payment support package for our employees.
•Adjusted EBITDA up slightly to €113 million and Adjusted Profit after tax decreased 1% to €58 million due to the aforementioned factors.
•Adjusted EPS remained unchanged at €0.33. Reported EPS increased 31% to €0.21.

Year Ended 2022 results compared to the Year Ended 2021
•Revenue increased 12.8% to €2,940 million. Organic revenue increase of 1.8% was driven by a 5.9% decline in volume/mix and a 7.7% increase in price.
•Adjusted gross profit increased 8% to €815 million. Adjusted Gross margin decreased 120 basis points to 27.7% driven by higher raw material costs driven by inflation, partially offset by higher pricing and the inclusion of the acquisition.
•Adjusted operating expenses increased 12% to €380 million driven primarily by the first-time inclusion of our Adriatic region acquisition.
•Adjusted EBITDA increased 8% to €524 million and Adjusted Profit after tax increased 6% to €293 million, due to the aforementioned factors.
•Adjusted EPS increased 8% to €1.68 and Reported EPS increased 40% to €1.43.
2023 Guidance
For the full year 2023, management expects Adjusted EPS of €1.50 to €1.55. Full year guidance assumes mid-single-digit revenue growth and cash flow conversion in the range of 90% to 95%.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, February 23, 2023 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call, listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13735336.

Nomad Foods Contacts
Investor Relations Contacts
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Financial Information

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2022 and for comparative purposes, the three and twelve months ended December 31, 2021.

Adjusted financial information for the three and twelve months ended December 31, 2022 and 2021 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and twelve months ended December 31, 2022 and 2021 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The Company is unable to reconcile, without unreasonable efforts, Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended December 31, 2022 and December 31, 2021

	Three months ended December 31, 2022	Three months ended December 31, 2021
	€m	€m
Revenue	750.2	704.0
Cost of sales	(557.5)	(523.7)
Gross profit	192.7	180.3
Other operating expenses	(103.6)	(98.7)
Exceptional items	(23.5)	(23.7)
Operating profit	65.6	57.9
Finance income	2.7	1.6
Finance costs	(22.0)	(17.2)
Net financing costs	(19.3)	(15.6)
Profit before tax	46.3	42.3
Taxation	(9.2)	(13.5)
Profit for the period	37.1	28.8

Basic earnings per share
Weighted average shares outstanding in millions	174.2	178.1
Basic earnings per share in €	0.21	0.16
Diluted earnings per share
Weighted average shares outstanding in millions	174.2	178.1
Diluted earnings per share in €	0.21	0.16

Statements of Profit or Loss (audited)
Twelve months ended December 31, 2022 and December 31, 2021

	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
	€m	€m
Revenue	2,939.7	2,606.6
Cost of sales	(2,124.4)	(1,862.3)
Gross profit	815.3	744.3
Other operating expenses	(391.2)	(356.3)
Exceptional items	(48.7)	(45.3)
Operating profit	375.4	342.7
Finance income	12.1	0.1
Finance costs	(66.5)	(106.1)
Net financing costs	(54.4)	(106.0)
Profit before tax	321.0	236.7
Taxation	(71.2)	(55.7)
Profit for the period	249.8	181.0

Basic and diluted earnings per share in €	1.43	1.02

Nomad Foods Limited As Reported
Statements of Financial Position (audited)
As at December 31, 2022 and December 31, 2021

	As at December 31, 2022	As at December 31, 2021
	€m	€m
Non-current assets
Goodwill	2,101.6	2,099.4
Intangibles	2,457.6	2,455.7
Property, plant and equipment	542.9	549.4
Other non-current assets	8.1	8.9
Derivative financial instruments	0.2	—
Deferred tax assets	100.4	128.3
Total non-current assets	5,210.8	5,241.7
Current assets
Cash and cash equivalents	369.7	254.2
Inventories	457.1	410.6
Trade and other receivables	266.8	234.6
Indemnification assets	1.8	9.5
Derivative financial instruments	19.9	20.2
Total current assets	1,115.3	929.1
Total assets	6,326.1	6,170.8
Current liabilities
Trade and other payables	695.4	692.0
Current tax payable	183.0	198.5
Provisions	36.1	39.3
Loans and borrowings	22.6	29.1
Derivative financial instruments	3.7	7.3
Total current liabilities	940.8	966.2
Non-current liabilities
Loans and borrowings	2,142.3	2,198.3
Employee benefits	132.1	244.2
Other non-current liabilities	1.1	1.8
Provisions	1.3	2.9
Derivative financial instruments	56.6	20.8
Deferred tax liabilities	445.7	437.6
Total non-current liabilities	2,779.1	2,905.6
Total liabilities	3,719.9	3,871.8
Net assets	2,606.2	2,299.0
Equity attributable to equity holders
Share capital and capital reserve	1,596.7	1,623.1
Share based compensation reserve	13.8	6.9
Founder Preferred Share Dividend reserve	—	166.0
Translation reserve	89.3	105.1
Other reserves	19.8	10.5
Retained earnings	886.6	387.4
Total equity	2,606.2	2,299.0

Nomad Foods Limited As Reported
Statements of Cash Flows (audited)
For the year ended December 31, 2022 and the year ended December 31, 2021

	For the Year ended December 31, 2022	For the Year ended December 31, 2021
	€m	€m
Cash flows from operating activities
Profit for the period	249.8	181.0
Adjustments for:
Exceptional items	48.7	45.3
Non-cash fair value purchase price adjustment of inventory	—	8.4
Share based payment expense	8.1	5.1
Depreciation and amortization	88.6	71.6
Loss on disposal and impairment of property, plant and equipment	0.8	0.7
Net finance costs	54.4	106.0
Taxation	71.2	55.7
Operating cash flow before changes in working capital, provisions and exceptional items	521.6	473.8
Increase in inventories	(61.7)	(23.8)
(Increase)/decrease in trade and other receivables	(38.3)	24.1
Increase/(decrease) in trade and other payables	5.6	(25.0)
(Decrease)/increase in employee benefits and other provisions	(2.4)	1.2
Cash generated from operations before tax and exceptional items	424.8	450.3
Payments relating to exceptional items	(65.2)	(48.8)
Receipts relating to exceptional items	24.4	—
Tax paid	(80.2)	(95.2)
Net cash generated from operating activities	303.8	306.3
Cash flows from investing activities
Business combinations, net of cash acquired	0.4	(597.3)
Purchase of property, plant and equipment and intangibles	(79.1)	(79.2)
Redemption of investments	—	16.5
Cash used in investing activities	(78.7)	(660.0)
Cash flows from financing activities
Repurchase of ordinary shares	(26.8)	(77.6)
Payments related to shares withheld for tax	(2.9)	(22.6)
Issuance of new loan principal	799.3	800.0
Repayment of loan principal	(916.2)	(408.7)
Payment of lease liabilities	(26.5)	(19.4)
Payment of financing fees	(6.5)	(18.7)
Interest paid	(54.2)	(36.7)
Interest received	0.6	0.1
Proceeds from settlements of derivatives	124.8	—
Other financing cash flows	0.3	(2.0)
Net cash (used in)/provided by financing activities	(108.1)	214.4
Net increase/(decrease) in cash and cash equivalents	117.0	(139.3)
Cash and cash equivalents at beginning of period	254.2	382.5
Effect of exchange rate fluctuations	(4.4)	11.0
Cash and cash equivalents at end of period*	366.8	254.2
*Cash and cash equivalents includes bank overdrafts of €2.9 million for the year ended December 31, 2022 (2021: €nil).

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended December 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended December 31, 2022

€ in millions, except per share data	As reported for the three months ended December 31, 2022	Adjustments		As Adjusted for the three months ended December 31, 2022
Revenue	750.2	—		750.2
Cost of sales	(557.5)	—		(557.5)
Gross profit	192.7	—		192.7
Other operating expenses	(103.6)	1.1	(a)	(102.5)
Exceptional items	(23.5)	23.5	(b)	—
Operating profit	65.6	24.6		90.2
Finance income	2.7	(2.3)		0.4
Finance costs	(22.0)	3.1		(18.9)
Net financing costs	(19.3)	0.8	(c)	(18.5)
Profit before tax	46.3	25.4		71.7
Taxation	(9.2)	(4.8)	(d)	(14.0)
Profit for the period	37.1	20.6		57.7

Weighted average shares outstanding in millions - basic	174.2	—		174.2
Basic earnings per share	0.21			0.33
Weighted average shares outstanding in millions - diluted	174.2	—		174.2
Diluted earnings per share	0.21			0.33

(a)Share based payment charge including employer payroll taxes of €1.2 million and a non-operating M&A related credit of €0.1 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2022’ for a detailed list of exceptional items.
(c)Elimination of a €2.3 million net gain from refinancing activities, €1.6 million of foreign exchange translation losses and €1.5 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2022

€ in millions	As reported for the three months ended December 31, 2022
Profit for the period	37.1
Taxation	9.2
Net financing costs	19.3
Depreciation and amortization	22.8
Exceptional items:
Findus Switzerland integration costs	0.7	(a)
Impairment of customer relationships	5.8	(b)
Information Technology Transformation program	0.6	(c)
Business Transformation Program	10.9	(d)
Distribution network integration	1.6	(e)
Fortenova Group integration costs	4.0	(f)
Factory optimization	0.9	(g)
Settlement of legacy matters	(1.0)	(h)
Other Adjustments:
Other add-backs	1.1	(i)
Adjusted EBITDA (j)	113.0

(a)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(b)Charge for the impairment of our food service customer relationships in Sweden.
(c)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(d)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(e)Expenses associated with the restructuring of the sales operations in northern Italy which will complete in 2023.
(f)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(g)Expenses associated with a three-year factory optimization program, initiated in 2018, to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. Due to delays in delivering the program, it was extended for an additional year and completed in 2022.
(h)Income and expenses associated with the settlement of tax and other liabilities relating to periods prior to acquisition by the Company.
(i)Represents the elimination of share based payment charge including employer payroll taxes of €1.2 million and elimination of a non-operating M&A related credit of €0.1 million.
(j)Adjusted EBITDA margin of 15.1% for the three months ended December 31, 2022 is calculated by dividing Adjusted EBITDA by Revenue of €750.2 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the three months ended December 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2021

€ in millions, except per share data	As reported for the three months ended December 31, 2021	Adjustments		As Adjusted for the three months ended December 31, 2021
Revenue	704.0	—		704.0
Cost of sales	(523.7)	6.1	(a)	(517.6)
Gross profit	180.3	6.1		186.4
Other operating expenses	(98.7)	4.3	(b)	(94.4)
Exceptional items	(23.7)	23.7	(c)	—
Operating profit	57.9	34.1		92.0
Finance income	1.6	(1.5)		0.1
Finance costs	(17.2)	1.0		(16.2)
Net financing costs	(15.6)	(0.5)	(d)	(16.1)
Profit before tax	42.3	33.6		75.9
Taxation	(13.5)	(4.3)	(e)	(17.8)
Profit for the period	28.8	29.3		58.1

Weighted average shares outstanding in millions - basic	178.1			178.1
Basic earnings per share	0.16			0.33
Weighted average shares outstanding in millions - diluted	178.1	—		178.1
Diluted earnings per share	0.16			0.33

(a)Represents non-cash fair value uplift of inventory recorded as part of the Fortenova acquisition purchase price accounting.
(b)Share based payment charge including employer payroll taxes of €3.5 million and non-operating M&A related costs of €0.8 million.
(c)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2021’ for a detailed list of exceptional items.
(d)Elimination a €1.0 million gain from the reversal of an impairment loss on a short-term investment, €0.5 million of foreign exchange translation gains and €1.0 million of foreign exchange losses on derivatives.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2021

€ in millions	As reported for the three months ended December 31, 2021
Profit for the period	28.8
Taxation	13.5
Net financing costs	15.6
Depreciation and amortization	20.9
Acquisition purchase price adjustments	6.1	(a)
Exceptional items:
Fortenova Group integration costs	2.9	(b)
Factory optimization	2.6	(c)
Brexit	0.6	(d)
Findus Switzerland integration costs	2.5	(e)
Business Transformation Program	11.7	(f)
Information Technology Transformation program	4.2	(g)
Settlement of legacy matters	(0.8)	(h)
Other Adjustments:
Other add-backs	4.3	(i)
Adjusted EBITDA (i)	112.9

(a)Represents non-cash fair value uplift of inventory recorded as part of the Fortenova acquisition purchase price accounting.
(b)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(c)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
(d)Expenses related to preparations for the impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(e)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(f)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(g)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(h)Income and expenses associated with tax and other liabilities relating to periods prior to acquisition by the Company.
(i)Represents the elimination of share based payment charge including employer payroll taxes of €3.5 million and elimination of non-operating M&A related costs of €0.8 million.
(j)Adjusted EBITDA margin of 16.0% for the three months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €704.0 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2022

€ in millions, except per share data	As reported for the twelve months ended December 31, 2022	Adjustments		As Adjusted for the twelve months ended December 31, 2022
Revenue	2,939.7	—		2,939.7
Cost of sales	(2,124.4)	—		(2,124.4)
Gross profit	815.3	—		815.3
Other operating expenses	(391.2)	11.7	(a)	(379.5)
Exceptional items	(48.7)	48.7	(b)	—
Operating profit	375.4	60.4		435.8
Finance income	12.1	(11.5)		0.6
Finance costs	(66.5)	—		(66.5)
Net financing costs	(54.4)	(11.5)	(c)	(65.9)
Profit before tax	321.0	48.9		369.9
Taxation	(71.2)	(5.3)	(d)	(76.5)
Profit for the period	249.8	43.6		293.4

Weighted average shares outstanding in millions - basic	174.3	—		174.3
Basic earnings per share	1.43			1.68
Weighted average shares outstanding in millions - diluted	174.3	—		174.3
Diluted earnings per share	1.43			1.68

(a)Share based payment charge including employer payroll taxes of €8.6 million and non-operating M&A related costs of €3.1 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2022’ for a detailed list of exceptional items.
(c)Elimination of €2.3 million of net gain recognized as part of refinancing activities and €9.2 million of foreign exchange translation gains.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2022 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2022

€ in millions	As reported for the twelve months ended December 31, 2022
Profit for the period	249.8
Taxation	71.2
Net financing costs	54.4
Depreciation and amortization	88.6
Exceptional items:
Findus Switzerland integration costs	8.2	(a)
Impairment of customer relationships	5.8	(b)
Information Technology Transformation program	4.4	(c)
Business Transformation Program	37.0	(d)
Distribution network integration	2.2	(e)
Fortenova Group integration costs	9.5	(f)
Factory optimization	3.5	(g)
Settlement of legacy matters	(28.9)	(h)
Release of indemnification assets	7.0	(i)
Other Adjustments:
Other add-backs	11.7	(j)
Adjusted EBITDA (k)	524.4

(a)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(b)Charge for the impairment of our food service customer relationships in Sweden.
(c)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(d)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(e)Expenses associated with the restructuring of the sales operations in northern Italy which will complete in 2023.
(f)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(g)Expenses associated with a three-year factory optimization program, initiated in 2018, to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. Due to delays in delivering the program, it was extended for an additional year and completed in 2022.
(h)Income and expenses associated with the settlement of contingent tax receivables, tax liabilities and other liabilities relating to periods prior to acquisition by the Company.
(i)Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
(j)Represents the elimination of share based payment charge including employer payroll taxes of €8.6 million and elimination of non-operating M&A related costs of €3.1 million.
(k)Adjusted EBITDA margin of 17.8% for the twelve months ended December 31, 2022 is calculated by dividing Adjusted EBITDA by Revenue of €2,939.7 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2021

€ in millions, except per share data	As reported for the twelve months ended December 31, 2021	Adjustments		As Adjusted for the twelve months ended December 31, 2021
Revenue	2,606.6	—		2,606.6
Cost of sales	(1,862.3)	8.4	(a)	(1,853.9)
Gross profit	744.3	8.4		752.7
Other operating expenses	(356.3)	18.7	(b)	(337.6)
Exceptional items	(45.3)	45.3	(c)	—
Operating profit	342.7	72.4		415.1
Finance income	0.1	—		0.1
Finance costs	(106.1)	41.9		(64.2)
Net financing costs	(106.0)	41.9	(d)	(64.1)
Profit before tax	236.7	114.3		351.0
Taxation	(55.7)	(18.7)	(e)	(74.4)
Profit for the period	181.0	95.6		276.6

Weighted average shares outstanding in millions - basic	178.1	—		178.1
Basic earnings per share	1.02			1.55
Weighted average shares outstanding in millions - diluted	178.1	—		178.1
Diluted earnings per share	1.02			1.55

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
(b)Share based payment charge including employer payroll taxes of €5.8 million and non-operating M&A related costs of €12.9 million.
(c)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2021’ for a detailed list of exceptional items.
(d)Elimination of €17.9 million of charges recognized as part of refinancing activities, a one-time net €8.6 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €4.0 million of foreign exchange translation losses and €11.4 million of foreign exchange losses on derivatives.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2021 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2021

€ in millions	As reported for the twelve months ended December 31, 2021
Profit for the period	181.0
Taxation	55.7
Net financing costs	106.0
Depreciation and amortization	71.6
Acquisition purchase price adjustments	8.4	(a)
Exceptional items:
Findus Switzerland integration costs	6.2	(b)
Brexit	5.3	(c)
Information Technology Transformation program	4.2	(d)
Business Transformation Program	18.8	(e)
Fortenova Group integration costs	3.5	(f)
Factory optimization	4.9	(g)
Settlement of legacy matters	(2.6)	(h)
Release of indemnification assets	5.0	(i)
Other Adjustments:
Other add-backs	18.7	(j)
Adjusted EBITDA (k)	486.7

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
(b)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(c)Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(d)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(e)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(f)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(g)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
(h)Income and expenses associated with tax and other liabilities relating to periods prior to acquisition by the Company.
(i)Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
(j)Represents the elimination of share based payment charge including employer payroll taxes of €5.8 million and elimination of non-operating M&A related costs of €12.9 million.
(k)Adjusted EBITDA margin of 18.7% for the twelve months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €2,606.6 million.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - December 31, 2022 compared with December 31, 2021:

	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2022
	YoY change	YoY change
Reported Revenue Growth	6.6%	12.8%

Of which:
Organic Revenue Growth/(Decline)	7.7%	1.8%
Acquisitions	—%	10.8%
Translational FX (a)	(1.1)%	0.2%
Total	6.6%	12.8%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to Adjusted EPS, Adjusted EPS growth for 2023; and; (ii) its ability to successfully capitalize on opportunities and maximize value for its shareholders.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i)
the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in
Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the
Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the
Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental
Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xv) loss of the
Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.